

June 13, 2012

Via Email
Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618,
Santiago, Chile 8240400

>   **Re: PN Med Group Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 4, 2012**
>   **File No. 333-181229**

Dear Mr. Niklitschek:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We reissue comment 4 from our letter dated May 23, 2012. Please disclose the duration of the offering on the cover page. See Item 501(b)(8)(iii) of Regulation S-K. In addition, we note the disclosure on page four that the duration of the offering is the earlier of the date when you sell all of the shares in this offering or the board determines to terminate the offering. Such indeterminate duration is inconsistent with Rule 415(a)(2) of Regulation C. Please revise the duration accordingly. Please provide revisions which are responsive to our comment.

Prospectus Summary, page 3

2.   We note your response to comment 10 in our letter dated May 23, 2012, and we reissue
        the comment. To this extent, we note your reference within this section and on page 13
        to your "clients." Since you currently have no clients, please remove these references
        from your document or qualify such references by noting that these are potential clients.

Risk Factors, page 5

3.   We note your response to comment 9 in our letter dated May 23, 2012 and that you have
        deleted the referenced risk factors. Given that you have no revenues, limited assets, and
        your registered certified public accountants have issued an opinion expressing substantial
        doubt about your ability to continue as a going concern, it appears that your limited
        operations and the likelihood that you will incur losses for the foreseeable future still
        represent material risks to investors. Without referring to your business as a
        transportation company, please include a risk factor which discusses these risks as they
        apply to your business.

Use of Proceeds, page 9

4.   We reissue comment 14 from our letter dated May 23, 2012. Please revise to describe the
        order or priority for your various uses of proceeds in each of the offering scenarios. We
        also note your statement on page 3 that if you raise less than 25% of the offering, you
        will spend your proceeds as described in the $25,000 scenario. Please clarify whether
        you will allocate your proceeds pro rata to the uses described in the $25,000 or whether
        you will seek to make certain expenditures before others.

5.   Please reconcile the disclosure in the narrative following the use of proceeds table with
        the information in the table. For instance, you state on page 10 that if you raise
        $100,000, the order supplies and equipment expenses will increase to $50,000. However,
        the table reflects an allocation of $62,000 at this level of proceeds. Similarly, we note the
        inconsistency between the table and the disclosure for the web development at the
        $50,000 level of proceeds.

Management's Discussion and Analysis or Plan of Operation, page 12

Plan of Operation, page 12

6.   Please revise this section for consistency within this section and with your Use of
        Proceeds section. For example, the disclosure on page 13 regarding establishing an
        office is not consistent with the table on page 12 or the use of proceeds table. Please
        revise these sections for consistency or revise your plan of operations to describe the
        specifics of what you intend to do with the additional funds raised.

7.	We note your response to comment 18 in our letter dated May 23, 2012. Given that you are substantially dependent upon raising funds in this offering, please revise to explain how you intend to meet each of your milestones if you cannot raise adequate funding.

8.	Please reconcile the disclosure on page 14 that Kangtai is our exclusive distributor of medical devices, with the agreement filed as exhibit 10.1, which reflects that PN Med Group is the distributor.

Description of Business, page 17

9.	We reissue comment 21 in our letter dated May 23, 2012. We note your disclosure in this section that you intend to pay Mr. Niklitschek $0.25 per kilometer driven in the delivery of your products. Please revise your plan of operation to include this expense. Please note that the plan of operations should discuss all the expenses associated with the business plan to commence operations, not just those that would be provided for from the proceeds of the offering. Please revise the plan of operations accordingly.

10.	We reissue comment 23 in our letter dated May 23, 2012. We continue to note the statement on page 20 that you do not have any employees. Please reconcile with the disclosure on page 28 regarding your executive officers.

Certain Relationships and Related Transactions, page 22

11.	We note your response to comment 2 in our letter dated May 23, 2012 and we reissue the comment. We are currently unable to locate the revisions referenced in your response. Please provide the information required by Item 404(a) of Regulation S-K or tell us where such information is provided in your document.

	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director